Exhibit 1

For Release

Compugen Reports Second Quarter 2009 Results

Sale of portion of Evogene holdings results in net income for quarter of $2.4 million

TEL AVIV, ISRAEL, July 28, 2009 – Compugen Ltd. (NASDAQ: CGEN) today reported its results for the second quarter ending June 30, 2009. Included in these results is the financial impact of Compugen’s sale during the quarter, to a single buyer, of 1.0 million of the 2.15 million Evogene Ltd. shares previously held by Compugen, for net proceeds of $3.6 million.

Compugen co-CEO Martin Gerstel stated, “Last week we disclosed the positive results achieved for CGEN 25017 in a retinopathy disease model. This announcement was the latest in a series of recent announcements documenting Compugen’s successful development of new platforms, discovery of new product candidates, and broader and deeper in vivo validations of a rapidly growing inventory of attractive product candidates in key areas of industry interest. Although we are very proud of these accomplishments, from an overall corporate standpoint, by far the most significant recent achievement was not described in any press release, but in large part has occurred as a result of these disclosed accomplishments. This is the substantial change that has occurred with respect to the industry’s prior strong skepticism that Compugen, or any organization, could successfully use computer models to predict, completely in silico, novel molecules and their anticipated in vivo activities.”

Mr. Gerstel continued, “Given the large number of past failures by other companies to achieve this capability, and their associated enormous internal and external expenditures with little if any useful results, it is easy to understand the reasons for this skepticism. But now, in view of our many recently disclosed successes, particularly in terms of the experimental validation of in silico predicted molecules utilizing the same animal disease models that they rely on, it is also easy to understand why this skepticism is rapidly becoming less of an issue for us as we pursue broader “discovery on demand” collaborations. As mentioned in the past, these broader collaborative “discovery on demand” arrangements are critical to fully leveraging our unique and highly diverse predictive discovery capabilities. We will, of course, continue to license specific discoveries on a case by case basis as we move forward with this process during the coming months.”

Revenues for the second quarter of 2009 were $225,000 compared to $40,000 for the second quarter of 2008. Revenues for the six months ended June 30, 2009 were $225,000, compared to $321,000 for the same period in 2008.

Reflecting the sale by Compugen during the most recent quarter of a portion of the Evogene Ltd. shares previously held by it, Compugen reported Other Income of $3.6 million for the second quarter of 2009, compared with $11,000 for the second quarter of 2008. Other Income for the six months ended June 30, 2009 was $3.7 million, compared to $27,000 for the same period in 2008.

Again reflecting the sale of the Evogene shares, Compugen’s net income for the most recent quarter was $2.4 million (including a non-cash expense of $350,000 related to stock based compensation) or $0.08 per share, compared with a net loss of $3.0 million (including a non-cash expense of $416,000 related to stock based compensation), or $0.10 per share, for the corresponding quarter of 2008. The net income for the first six months of 2009 was $63,000 (including a non-cash expense of $629,000 related to stock based compensation), or $0.01, compared with a net loss of $5.5 million (including a non-cash expense of $743,000 related to stock based compensation), or $0.19 per share, for the same period in 2008.

Research and development expenses of $1.5 million for the second quarter of 2009, compared to $2.4 million for the second quarter of 2008, remain the Company’s largest expense, representing approximately 70% of total operating expenses. These amounts are before the deduction of governmental and other grants, which totaled $368,000 for the second quarter ended June 30, 2009, compared with $169,000 for the corresponding quarter in 2008.

As of June 30, 2009, Compugen had $6.5 million in cash and cash equivalents, not including the 1.15 million Evogene marketable shares continuing to be owned by the Company. With the inclusion of the current market value for these Evogene shares, the Company would have sufficient resources to meet its expected cash requirements through early 2011, assuming no significant milestones, upfront fees, or additional capital from any other source was obtained prior to such time.

Conference Call and Webcast Information
Compugen will hold a conference call to discuss its second quarter results on Tuesday, July 28, 2009 at 10:00 a.m. EDT. To access the conference call, please dial 1-888-668-9141 from the US or 972-3-9180610 internationally. The call will also be available via live webcast at this link.

A replay of the conference call will be available from July 28, 2009 at 1:00 PM EDT through July 30, 2009 at 1:00 PM EDT. To access the replay, please dial 1-866-726-1002 from the U.S or 972-3-9255901 internationally. The replay may also be accessed at www.cgen.com.

About Compugen
Compugen is a leading drug and diagnostic product candidate discovery company. Unlike traditional high throughput trial and error experimental based discovery, Compugen’s discovery efforts are based on in-silico (by computer) prediction and selection utilizing a growing number of field focused proprietary discovery platforms accurately modeling biological processes at the molecular level. The resulting product candidates are then validated through in vitro and in vivo experimental studies and out-licensed for further development and commercialization under various forms of revenue sharing agreements. Compugen’s current collaborations include Biosite, Medarex, Inc., Merck & Co., Inc., Merck Serono, Ortho-Clinical Diagnostics (a Johnson & Johnson company), Roche, Siemens Healthcare Diagnostics, Inc., and Teva Pharmaceutical Industries. In 2002, Compugen established an affiliate, Evogene Ltd. www.evogene.com (TASE: EVGN.TA), to utilize certain of the Company’s in-silico predictive discovery capabilities in agricultural biotechnology. For additional information, please visit Compugen’s corporate Web site at www.cgen.com.

This press release may contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include words such as “may”, “expects”, “anticipates”, “believes”, and “intends”, and describe opinions about future events. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of Compugen to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Some of these risks are: changes in relationships with collaborators; the impact of competitive products and technological changes; risks relating to the development of new products; and the ability to implement technological improvements. These and other factors are identified and more fully explained under the heading “Risk Factors” in Compugen’s annual reports filed with the Securities and Exchange Commission.

Company contact:
Marjie Hadad
Global Media Liaison
Compugen Ltd.
Email: marjie@cgen.com
Tel: +972-54-536-5220

COMPUGEN LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except for share and per-share amounts)

	Three Months Ended June 30,		Six Months Ended June 30,
	2009 Unaudited	2008 Unaudited	2009 Unaudited	2008 Unaudited

Revenues	225	40	225	321

Cost of revenues	-	-	-	7

Research and development expenses	1,510	2,378	2,923	4,309

Less: governmental and other grants	(368)	(169)	(517)	(335)

Research and development expenses, net	1,142	2,209	2,406	3,974

Sales and marketing expenses	213	355	485	663

General and administrative expenses	409	700	988	1,514

Total operating expenses *	1,764	3,264	3,879	6,151

Operating loss	(1,539)	(3,224)	(3,654)	(5,837)

Financing income, net	279	259	36	361

Other income, net	3,619	11	3,681	27

Net income (loss) from continuing operations	2,359	(2,954)	63	(5,449)

Income (loss) from discontinued operations	5	(13)	-	(13)

Net income (loss)	2,364	(2,967)	63	(5,462)

Basic and diluted earnings (loss) per ordinary share from
continuing operations	0.08	(0.10)	0.01	(0.19)

Basic and diluted earnings (loss) per ordinary share from
discontinued operations	-	-	-	-

Basic and diluted net earnings (loss) per ordinary share	0.08	(0.10)	0.01	(0.19)

Weighted average number of ordinary shares used in computing basic
net earnings (loss) per share	28,512,440	28,395,118	28,512,440	28,372,204

Weighted average number of ordinary shares used in computing
diluted net earnings (loss) per share	28,754,207	28,395,118	28,746,311	28,372,204

* Includes stock based compensation

COMPUGEN LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS DATA
(U.S. dollars, in thousands)

	June 30, 2009 Unaudited	December 31, 2008 Audited

ASSETS

Current assets

Cash, cash equivalents, short term deposits and marketable securities	6,483	7,248

Cash held in favor of other consortium partners	48	233

Investment in Evogene	4,281	3,858

Trade receivables	125	-

Receivables and prepaid expenses	616	768

Total current assets	11,553	12,107

Long-term investments

Long term deposits	29	41

Severance pay fund	1,072	1,038

Total long-term investments	1,101	1,079

Property and equipment, net	855	1,058

Total assets	13,509	14,244

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities

Accounts payable and accrued expenses	1,270	2,881

Deferred revenues	62	100

Liabilities related to discontinued operations	12	12

Total current liabilities	1,344	2,993

Accrued severance pay	1,211	1,248

Total shareholders' equity	10,954	10,003

Total liabilities and shareholders' equity	13,509	14,244